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                                                            Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-02516
                                                Subject Company: Pharmacia Corp.

Article from Pfizer newsletter disseminated to Pfizer employees through its internal intranet:

PFIZER, PHARMACIA TO RESPOND TO EC REQUEST FOR MORE INFORMATION

The European Commission (EC) -- the agency responsible for reviewing and approving mergers and acquisitions in the European Union -- has asked Pfizer and Pharmacia to provide additional information as part of the EC's ongoing review of our proposed combination. According to Pfizer's Chief Financial Officer David Shedlarz, who is leading the transition planning process, this is occasionally done and is not particularly surprising given the size and complexity of our two companies.

"We have been working collaboratively with the EC for several months," Shedlarz says, "and we will quickly provide them with as much information as they need to thoroughly review our proposal."

Shedlarz adds that the EC's request does not change Pfizer's expectation of when the deal will close.

"What Hank said in his letter to colleagues last week, still holds true today," he says. "We continue to target closing the transaction by year-end 2002. However, the final regulatory review process may result in the closing occurring early in the first quarter of 2003."

                                      * * *

                              SAFE HARBOR STATEMENT

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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Readers are also urged to carefully review and consider the disclosures in
Pfizer's and Pharmacia's various Securities and Exchange Commission ("SEC") filings, including but not limited to Pfizer's and Pharmacia's Annual Reports on Form 10-K for the year ended December 31, 2001, Pfizer's and Pharmacia's Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002, and Pfizer's and Pharmacia's Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2002.

On October 17, 2002, Pfizer filed an amended registration statement on Form S-4, with the SEC. On October 22, 2002, Pfizer filed a joint proxy statement/prospectus for Pfizer and Pharmacia, with the SEC. The joint proxy statement/prospectus was first mailed to Pharmacia shareholders on or about October 25, 2002. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov., Pfizer securityholders will be able to receive the definitive version of the joint proxy statement/prospectus and other documents free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, or by telephone: (212) 573-2688, and Pharmacia securityholders will be able to receive the definitive version of the joint proxy statement/prospectus and other documents free of charge by requesting them in writing from Pharmacia Investor Relations at 100 Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information regarding the interests of Pharmacia's directors and executive officers in the proposed merger is set forth in the definitive joint proxy statement/prospectus, filed on October 22, 2002, by Pfizer that was first mailed to Pharmacia shareholders on or about October 25, 2002.